CONTACT:

Elliot Konopko
Vernitron Corporation
(212) 593-7900

New York, New York, October 7, 1996 -- Vernitron Corporation (NASDAQ: VRNT) announced today that its subsidiary, Speedring, Inc., has acquired substantially all of the assets of Lockheed Martin Beryllium Corporation (formerly Loral American Beryllium Corporation). Both Speedring, Inc. and Lockheed Martin Beryllium are engaged in the precision machining of beryllium and other exotic materials for use in commercial satellite systems and other aerospace applications. The purchase price was not disclosed.

Vernitron Corporation manufactures and distributes precision actuation and optical scanning systems and related components, including precision metal optics, motor and position feedback devices, ball and air bearings and interconnect devices for use in high-performance commercial, industrial and defense applications.